Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2016 and 2015

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and six months ended June 30, 2016, as well as the Company’s audited consolidated financial statements and accompanying notes thereto, and MD&A, for the year ended December 31, 2015. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which vary from those of the US. This MD&A provides information for the three and six months ended June 30, 2016, based on information available to management as of August 11, 2016.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2016	2015	Change	2016	2015	Change
Revenues	1,533	1,563	(1.9%)	3,205	3,371	(4.9%)
Purchased power	803	838	(4.2%)	1,699	1,808	(6.0%)
Revenues, net of purchased power	730	725	0.7%	1,506	1,563	(3.6%)
Operation, maintenance and administration costs	254	282	(9.9%)	502	560	(10.4%)
Depreciation and amortization	191	190	0.5%	379	377	0.5%
Financing charges	97	93	4.3%	193	187	3.2%
Income tax expense	32	23	39.1%	64	68	(5.9%)
Net income attributable to common shareholder of Hydro One	155	131	18.3%	366	359	1.9%
Basic and diluted earnings per common share (EPS)	$1,086	$1,313	(17.3%)	$2,571	$3,594	(28.5%)
Net cash from operating activities	283	287	(1.4%)	657	713	(7.9%)
Funds from operations (FFO)[1]	338	273	23.8%	721	761	(5.3%)
Capital investments	416	429	(3.0%)	794	774	2.6%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,799	18,986	4.3%	20,177	20,182	—
Distribution: Electricity distributed to Hydro One customers (TWh)	6.2	6.7	(7.5%)	13.2	15.4	(14.3%)

					June 30, 2016	December 31, 2015
Debt to capitalization ratio[2]					52.0%	50.9%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO.
[2]	Debt to capitalization ratio has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash) divided by total debt plus total shareholder’s equity, including preferred shares but excluding any amounts related to non-controlling interest.

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and an approximately 123,000 circuit km low-voltage distribution network. Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business.

Transmission Business – Hydro One’s transmission business accounted for approximately 50% of the Company’s total assets as at June 30, 2016, and approximately 51% of its total revenues, net of purchased power, for the six months ended June 30, 2016.

Distribution Business – Hydro One’s distribution business accounted for approximately 38% of its total assets as at June 30, 2016 and approximately 49% of its total revenues, net of purchased power, for the six months ended June 30, 2016.

Other Business – Hydro One’s other business segment accounted for approximately 12% of its total assets as at June 30, 2016 and none of its 2016 revenues.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholder for the quarter ended June 30, 2016 of $155 million is an increase of $24 million or 18.3% from the prior year, principally driven by cost reductions and improvements in transmission revenues.

The increase of $7 million or 1.9% in net income for the six months ended June 30, 2016 was the result of similar factors noted above and in addition was negatively impacted by an overall lower average monthly Ontario 60-minute peak demand in the first six months of 2016 due to an unseasonably milder winter in 2016 which negatively impacted transmission revenues.

Revenues

	Three months ended June 30			Six months ended June 30
(millions of Canadian dollars)	2016	2015	Change	2016	2015	Change
Transmission	381	364	4.7%	767	770	(0.4%)
Distribution	1,152	1,185	(2.8%)	2,438	2,574	(5.3%)
Other	—	14	(100.0%)	—	27	(100.0%)

	1,533	1,563	(1.9%)	3,205	3,371	(4.9%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,799	18,986	4.3%	20,177	20,182	—

Distribution: Electricity distributed to Hydro One customers (TWh)	6.2	6.7	(7.5%)	13.2	15.4	(14.3%)

Transmission Revenues

The increase of $17 million or 4.7% in transmission revenues for the quarter ended June 30, 2016 was primarily due to higher average monthly Ontario 60-minute peak demand and increased Ontario Energy Board (OEB)-approved transmission rates for 2016.

The decrease of $3 million or 0.4% in transmission revenues for the six months ended June 30, 2016 was primarily due to lower average monthly Ontario 60-minute peak demand due to an unseasonably milder winter in 2016, partially offset by increased OEB-approved transmission rates for 2016.

Distribution Revenues

The decrease of $33 million or 2.8% in distribution revenues for the quarter ended June 30, 2016 was primarily due to lower power costs, the divestiture of Hydro One Brampton in August 2015, partially offset by increased OEB-approved distribution rates for 2016.

The decrease of $136 million or 5.3% in distribution revenues for the six months ended June 30, 2016 was the result of similar factors as noted above, and were also negatively impacted by lower energy consumption resulting from a milder winter in 2016 compared to the prior year.

Operation, Maintenance and Administration (OM&A) Costs

	Three months ended June 30			Six months ended June 30
(millions of Canadian dollars)	2016	2015	Change	2016	2015	Change
Transmission	97	98	(1.0%)	198	197	0.5%
Distribution	146	168	(13.1%)	289	334	(13.5%)
Other	11	16	(31.3%)	15	29	(48.3%)

	254	282	(9.9%)	502	560	(10.4%)

Transmission OM&A Costs

Transmission OM&A costs for the three and six months ended June 30, 2016 did not change significantly, compared to the same periods in 2015. In both periods of 2016, lower volume of work associated with transformer equipment refurbishments and stations maintenance was offset by costs for certain network and carrier management, engineering and other services provided by Hydro One Telecom Inc. (Hydro One Telecom).

Distribution OM&A Costs

The decrease of $22 million or 13.1% in distribution OM&A costs for the quarter ended June 30, 2016 was primarily due to a decrease in bad debt expense, the effect of the divestiture of Hydro One Brampton in August 2015, lower outsourcing support services costs, and lower costs associated with underground distribution cable locates.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

The decrease of $45 million or 13.5% in distribution OM&A costs for the six months ended June 30, 2016 was the result of similar factors as noted above, partly offset by increased OM&A costs associated with restoring power services as a result of an ice storm in March 2016.

Other OM&A Costs

The decrease in other OM&A costs for the quarter and six months ended June 30, 2016 was primarily due to decreased costs resulting from the spin-off of Hydro One Telecom to Hydro One Limited in November 2015, partially offset by increased consulting costs in 2016.

Income Tax Expense

Income tax expense for the six months ended June 30, 2016 decreased by $4 million compared to 2015. The effective tax rate for the six months ended June 30, 2016 was 14.8%, compared to 15.5% in the six months ended June 30, 2015. The difference in effective tax rates is primarily due to changes in temporary differences included in rates.

During the fourth quarter of 2015, in the course of the sale by the Province of Ontario (Province) of a stake of approximately 15% in Hydro One Limited, Hydro One exited the Province’s payments in lieu of corporate income taxes regime (PILs Regime) and transitioned to becoming taxable under the Income Tax Act (Canada). As part of this transition, there was a revaluation of the tax basis of the assets of Hydro One and its subsidiaries to fair market value. This step-up of the tax basis of the Company’s assets resulted in the recording of a $2.6 billion deferred tax asset. The inclusion of this non-cash deferred tax asset in the consolidated results of the Company during the fourth quarter of 2015 caused certain cash flow metrics including working capital and FFO to become non-comparable, and has the impact of increasing shareholder’s equity, resulting in the consolidated return on equity (ROE) appearing significantly below the ROE allowed by regulators for the Company’s transmission and distribution businesses.

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of Canadian dollars, except EPS)	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014
Revenues	1,533	1,672	1,513	1,645	1,563	1,808	1,662	1,556
Revenues, net of purchased power	730	776	727	789	725	838	769	776
Net income to common shareholder	155	211	132	188	131	228	216	169
Basic and diluted EPS	$1,086	$1,485	$1,036	$1,869	$1,313	$2,281	$2,170	$1,693

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and distributions to shareholder.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

The following table presents the Company’s sources and uses of cash during the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2016	2015	2016	2015
Operating activities
Net income	156	137	368	371
Changes in non-cash balances related to operations	(56)	7	(68)	(59)
Other	183	143	357	401

	283	287	657	713

Financing activities
Long-term debt issued	—	350	1,350	350
Long-term debt retired	—	—	(450)	—
Short-term notes repaid	(7)	—	(543)	—
Return of stated capital	(125)	—	(351)	—
Dividends paid	—	(30)	(2)	(59)
Other	23	(38)	24	(5)

	(109)	282	28	286

Investing activities
Capital expenditures	(413)	(422)	(783)	(766)
Acquisitions	—	(58)	—	(58)
Other	—	—	10	(5)

	(413)	(480)	(773)	(829)

Net change in cash and cash equivalents	(239)	89	(88)	170

Cash from Operating Activities

Cash from operations during the second quarter of 2016 totalled $283 million compared to $287 million during the second quarter of 2015. The decrease was mainly due to decreased purchased power accrual and an increase in other assets primarily due to prepaid pension contributions resulting from an updated pension actuarial valuation completed in the second quarter of 2016, partially offset by an increase in net income, and changes in accrual balances, mainly related to timing of capital projects.

Cash from operations during the six months ended June 30, 2016 totalled $657 million compared to $713 million during the same period in 2015. The decrease was mainly due to changes in regulatory variance and deferral accounts that impact revenue, and an increase in other assets primarily due to prepaid pension contributions resulting from an updated pension actuarial valuation completed in the second quarter of 2016.

Cash from Financing Activities

Cash used in financing activities was $109 million during the second quarter of 2016, compared to $282 million of cash received during the second quarter of 2015. The decrease in 2016 was primarily due to cash proceeds from issuance of long-term debt in the second quarter of 2015, and a return of stated capital in 2016.

Cash from financing activities was $28 million during the six months ended June 30, 2016, compared to $286 million during the same period in 2015. The decrease in 2016 was primarily due to repayment of short-term notes and long-term debt and a return of stated capital, partially offset by higher cash proceeds from issuance of long-term debt in 2016.

During the six months ended June 30, 2016, Hydro One issued $1,350 million of long-term debt under its Medium-Term Note (MTN) Program, and repaid $450 million in maturing long-term debt, all in the first quarter. In 2015, $350 million of long-term debt was issued in the second quarter, and no long-term debt was repaid during the six months ended June 30, 2015. See section entitled “Liquidity and Financing Strategy” for details of the Company’s liquidity and financing strategy.

During the second quarter of 2016, Hydro One paid no dividends compared to dividends totalling $30 million paid during the second quarter of 2015 ($25 million of common share dividends and $5 million of preferred share dividends). In addition, during the second quarter of 2016, Hydro One made a return of stated capital in the amount of $125 million.

During the six months ended June 30, 2016, Hydro One paid dividends in the amount of $2 million ($2 million of common share dividends), compared to dividends totalling $59 million paid during the six months ended June 30, 2015 ($50 million of common share dividends and $9 million of preferred share dividends). In addition, during the six months ended June 30, 2016, Hydro One made a return of stated capital in the amount of $351 million.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

Cash from Investing Activities

Cash used in investing activities during the second quarter of 2016 was $413 million compared to $480 million during the second quarter of 2015. The higher cash used in 2015 was mainly due to the acquisition of Haldimand Hydro in the second quarter of 2015.

Cash used in investing activities during the six months ended June 30, 2016 was $773 million compared to $829 million during the same period in 2015. The decrease in 2016 was mainly due to cash used for the acquisition of Haldimand Hydro in the second quarter of 2015, and increased capital contributions received in 2016, partially offset by higher capital investments in 2016.

See section entitled “Capital Investments” for details of the Company’s capital investments.

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One’s Commercial Paper Program, and bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At June 30, 2016, Hydro One had $948 million in commercial paper borrowings outstanding, compared to $1,491 million outstanding at December 31, 2015. In addition, the Company has revolving bank credit facilities totalling $2.3 billion that mature between 2018 and 2020. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the Commercial Paper Program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At June 30, 2016, all of the Company’s long-term debt in the principal amount of $9,623 million was issued under its MTN Program. At June 30, 2016, the maximum authorized principal amount of notes issuable under the current MTN Program filed in December 2015 was $3.5 billion, with $2,150 million remaining available for issuance until January 2018. The long-term debt consists of notes and debentures that mature between 2016 and 2064, and at June 30, 2016, had an average term to maturity of approximately 16.4 years and a weighted average coupon of 4.4%.

At June 30, 2016, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

At June 30, 2016, Hydro One’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited (DBRS)	R-1 (low)	A (high)
Moody’s Investors Service (Moody’s)	Prime-2	A3
S&P	A-1	A

CAPITAL INVESTMENTS

The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2016 and 2015:

	Three months ended June 30			Six months ended June 30
(millions of Canadian dollars)	2016	2015	Change	2016	2015	Change
Transmission
Sustaining	187	193	(3.1%)	368	362	1.7%
Development	40	40	—	80	73	9.6%
Other	11	1	—	25	10	—

	238	234	1.7%	473	445	6.3%

Distribution
Sustaining	111	123	(9.8%)	197	193	2.1%
Development	52	57	(8.8%)	91	101	(9.9%)
Other	15	12	25.0%	33	30	10.0%

	178	192	(7.3%)	321	324	(0.9%)

Other	—	3	(100.0%)	—	5	(100.0%)

Total capital investments	416	429	(3.0%)	794	774	2.6%

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

Transmission Capital Investments

The increase of $4 million or 1.7% in transmission capital investments during the second quarter of 2016 was primarily due to the following:

•	greater volume of work on overhead line refurbishments and insulator replacements; and

•	increased volume of integrated station component replacements to sustain the aging assets at transmission stations, including the Hanmer transmission station, DeCew Falls switching station, and the Allanburg transmission station; partially offset by

•	decreased investments in certain system re-investment projects, primarily due to the refurbishment work at the Dunnville, Dundas, and Wiltshire Transmission stations last year.

The increase of $28 million or 6.3% in transmission capital investments for the six months ended June 30, 2016 was the result of similar factors as noted above. In addition, continued work on major local area supply and inter-area network development projects, such as the Holland Transmission Station, Guelph Area Transmission Refurbishment, Toronto Midtown Transmission Reinforcement, Northwest Special Protection Scheme Replacement, and Clarington Transmission Station projects, also contributed to the overall increase in transmission capital investments during the six months ended June 30, 2016.

Distribution Capital Investments

The decrease of $14 million or 7.3% in distribution capital investments during the second quarter of 2016 was primarily due to the following:

•	reduced capital expenditures due to the divestiture of Hydro One Brampton in August 2015;

•	lower volume of work within station refurbishment programs and lower volume of spare transformer purchases; and

•	lower volume of work on the Joint Use and Relocations program, which enables certain of Hydro One’s assets to be jointly used by the telecommunications and cable television industries, as well as relocation of poles, conductors and other equipment as required by municipal and provincial road authorities; partially offset by

•	increased investments related to information technology equipment, upgrade and enhancement projects, including investments to integrate mobile technology with the Company’s existing work management tools; and

•	increased number of wood pole replacements.

The decrease of $3 million or 0.9% in distribution capital investments for the six months ended June 30, 2016 was the result of similar factors as noted above. In addition, increased storm restoration work mainly as a result of an ice storm in March 2016, contributed to offset the overall decrease in distribution capital investments during the six months ended June 30, 2016.

Major Transmission Projects

The following table summarizes the status of certain major transmission projects of Hydro One at June 30, 2016:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date

Development Projects:

Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	September 2016	$103 million	$79 million

Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	December 2016	$123 million	$107 million

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	$73 million	$6 million

Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	$297 million	$162 million

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	As early as 2020	To be determined	—

East-West Tie Station Expansion Work	Northern Ontario	Station expansion	2020	$166 million	—

Sustainment Projects:

Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2019	$109 million	$69 million

Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$102 million	$54 million

Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2020	$95 million	$4 million

Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2021	$93 million	$8 million

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations, as well as other major commercial commitments:

June 30, 2016 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	9,623	50	1,578	1,150	6,845
Long-term debt – interest payments	7,760	423	789	717	5,831
Short-term notes payable	948	948	—	—	—
Pension contributions[1]	257	94	163	—	—
Environmental and asset retirement obligations	238	24	53	61	100
Outsourcing agreements	410	144	208	48	10
Operating lease commitments	34	10	13	9	2
Long-term software/meter agreement	81	16	34	26	5

Total contractual obligations	19,351	1,709	2,838	2,011	12,793

Other commercial commitments (by year of expiry)
Credit facilities	2,300	—	800	1,500	—
Letters of credit[2]	144	144	—	—	—
Guarantees[3]	330	330	—	—	—

Total other commercial commitments	2,774	474	800	1,500	—

[1]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2016, 2017 and 2018 minimum pension contributions are based on an actuarial valuation as at December 31, 2015 and projected levels of pensionable earnings.
[2]	Letters of credit consist of a $139 million letter of credit related to retirement compensation arrangements, and a $5 million letter of credit provided to the Independent Electricity System Operator (IESO) as prudential support.
[3]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries using parental guarantees of $330 million.

REGULATION

Hydro One Networks – 2017-2018 Transmission Rate Application

On May 31, 2016, Hydro One Networks filed a cost-of-service application with the OEB for 2017 and 2018 transmission rates, and an update to evidence was filed on June 20, 2016. The application seeks approval of rate base of $10,554 million for 2017 and $11,226 million for 2018, and reflects a return on equity (ROE) of 9.19% for each year. The application also includes a proposed future transmission capital investment program for the next five years, with investments in capital spending primarily to address safety and customer and reliability needs, in a cost effective manner. An OEB decision is anticipated in the fourth quarter of 2016 or the first quarter of 2017. Future transmission rate applications are anticipated to be filed under the OEB’s incentive-based regulatory framework.

OEB Pension and Other Post-Employment Benefits (OPEB) Generic Hearing

In 2015, the OEB began a consultation process to examine pensions and OPEBs in rate-regulated utilities, with the objectives of developing standard principles to guide its review of pension and OPEB related costs in the future, and to establish specific requirements for applications and appropriate and consistent regulatory mechanisms for cost recovery. Hydro One and other stakeholders filed written submissions with respect to initial OEB questions meant to solicit views on the key issues of interest to the OEB. Following a stakeholder forum in July 2016, updated written submissions will be accepted by the OEB until September 2016. It is anticipated that subsequent to the OEB’s review of the updated written submissions, the OEB will outline principles to guide its review of pension and OPEB related costs in the future, and provide further guidance on application requirements and regulatory mechanisms for cost recovery.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

OTHER DEVELOPMENTS

Great Lakes Power Transmission Purchase Agreement

On January 28, 2016, Hydro One reached an agreement to acquire Great Lakes Power Transmission LP, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario from Brookfield Infrastructure, for $222 million in cash, subject to customary adjustments, plus the assumption of approximately $151 million in outstanding indebtedness. The acquisition is currently pending regulatory approval by the OEB. Upon completion of this acquisition, Hydro One’s transmission system will account for approximately 98% of Ontario’s transmission capacity, an increase of approximately 2%.

Share-based Compensation – Long-term Incentive Plan

On March 31, 2016, Hydro One Limited granted awards under the Long-term Incentive Plan. These awards consist of approximately 124,120 Performance Stock Units and 149,120 Restricted Stock Units, all of which are equity settled in Hydro One Limited shares.

Pension Plan

In June 2016, Hydro One filed an actuarial valuation of its Pension Plan as at December 31, 2015. Based on this valuation and projected levels of pensionable earnings, the estimated total employer annual pension contributions for 2016, 2017 and 2018 are approximately $108 million, $105 million and $102 million, respectively. The estimated 2016 annual employer contributions have decreased by approximately $72 million from $180 million based on improvements in the funded status of the plan and future actuarial assumptions, and also reflect the impact of changes implemented by management to improve the balance between employee and Company contributions to the Pension Plan. The updated actuarial valuation resulted in a $15 million decrease in revenue for the three and six months ended June 30, 2016, with a corresponding decrease in OM&A costs, which will be refunded to ratepayers through the pension cost variance deferral account in future rate applications.

NON-GAAP MEASURES

FFO

FFO is defined as net cash from operating activities, adjusted for the following: (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholder. As such, this measure provides a consistent measure of the cash generating performance of the Company’s assets.

The following table presents the reconciliation of net cash from operating activities to FFO:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2016	2015	2016	2015
Net cash from operating activities	283	287	657	713
Changes in non-cash balances related to operations	56	(7)	68	59
Preferred share dividends	—	(5)	—	(9)
Distributions to noncontrolling interest	(1)	(2)	(4)	(2)

FFO	338	273	721	761

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Brampton and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2016:

		Three months ended June 30		Six months ended June 30
		2016	2015	2016	2015
Related Party	Transaction	(millions of Canadian dollars)
Province	Dividends paid	—	30	—	59
IESO	Power purchased	335	471	1,045	1,262
	Revenues for transmission services (based on OEB-approved uniform transmission rates)	375	363	751	768
	Distribution revenues related to rural rate protection	32	32	63	64
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	16	16
	Funding received related to Conservation and Demand Management programs	17	11	24	23
OPG	Power purchased	1	2	3	8
	Revenues related to provision of construction and equipment maintenance services	—	1	1	3
	Costs expensed related to the purchase of services	—	—	1	1
OEFC	Payments in lieu of corporate income taxes	—	14	—	32
	Power purchased from power contracts administered by the OEFC	1	2	1	4
	Indemnification fee paid (terminated effective October 31, 2015)	—	—	—	5
OEB	OEB fees	3	3	7	6
Hydro One Limited	Return of stated capital	125	—	351	—
	Dividends paid	—	—	2	—
	Stock-based compensation costs	6	—	11	—
Hydro One Brampton	Revenues from management, administrative and smart meter network services	1	—	2	—
Hydro One Telecom	Services received – costs expensed	7	—	13	—
	Services received – costs capitalized	3	—	6	—

At June 30, 2016, the amounts due from and due to related parties as a result of the transactions described above were $216 million and $36 million, compared to $184 million and $142 million at December 31, 2015, respectively. At June 30, 2016, amounts due from related parties included net amount due from the IESO of $17 million in respect of power purchases, compared to $134 million due to the IESO included in amounts due to related parties at December 31, 2015.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in Hydro One’s internal controls over financial reporting during the six months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Impact on Hydro One
2015-03	April 2015	Debt issuance costs are required to be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability consistent with debt discounts or premiums.	January 1, 2016	Reclassification of deferred debt issuance costs and net unamortized debt premiums as an offset to long-term debt. Applied retrospectively.
2015-17	November 2015	All deferred tax assets and liabilities are required to be classified as noncurrent on the balance sheet.	January 1, 2017

To simplify reporting, this ASU was early adopted as of April 1, 2016 and applied prospectively. As a result, the current portions of the Company’s deferred income tax assets are reclassified as noncurrent assets on the consolidated Balance Sheet.

Prior periods were not retrospectively adjusted.

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. An exemption election is available for short-term leases.	January 1, 2019	Under assessment
2016-09	March 2016	This guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.	January 1, 2017	Under assessment
2016-10	April 2016	This guidance clarifies the identification of performance obligations and the implementation of the licensing guidance with respect to revenue from contracts with customers.	January 1, 2018	Under assessment
2016-12	May 2016	This guidance aims to simplify the transition to the new standard on accounting for revenue from contracts with customers (ASU 2014-09) and to clarify certain aspects of the new standard.	January 1, 2018	Under assessment

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to: statements regarding the Company’s transmission and distribution rates resulting from rate applications; statements regarding the Company’s liquidity and capital resources and operational requirements; statements about the standby credit facilities; expectations regarding the Company’s financing activities; statements regarding the Company’s maturing debt; statements related to credit ratings; statements regarding ongoing and planned projects and/or initiatives, including expected results and completion dates; statements regarding expected future capital and development investments, the timing of these expenditures and the Company’s investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions and valuations; statements about non-GAAP measures; statements regarding recent accounting-related guidance; expectations related to tax impacts; and statements related to the Company’s acquisitions, including statements about Great Lakes Power Transmission LP. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	risks associated with the Province’s significant share ownership of Hydro One’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•	the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s workforce demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2015 MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2016 and 2015

Additional information about Hydro One, including the Company’s Annual Information Form for the year ended December 31, 2015, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.